UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Radix Partners LLC
Attn: Schuster Tanger
80 Broad Street
Suite 2502
New York, New York 10004
(212) 257-4291

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS
HCRE Special Investment LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,878,829

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,878,829

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,878,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS
Radix Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,878,829

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,878,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,878,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS
Joshua Packwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,878,829

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,878,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,878,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS
Schuster Tanger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,878,829

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,878,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,878,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2015, Amendment No. 1 thereto, filed with the SEC on December 10, 2015, and Amendment No. 2 thereto, filed with the SEC on January 26, 2016, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $42,920,721 (including commissions) to purchase 1,878,829 shares of Common Stock. The shares of Common Stock owned by HCRE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) On March 18, 2016, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons and Lucus Advisors LLC that will result in a new independent director joining the Board of Directors of the Issuer (the “Board”). On March 21, 2016, the Issuer issued a mutually agreed upon press release, which is attached as Exhibit 5 hereto, announcing the Agreement.

The following is a brief description of certain terms of the Agreement, which description is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 6 hereto and incorporated by reference herein.  Under the terms of the Agreement, (a) the Issuer has agreed, no later than the conclusion of the 2016 annual meeting of stockholders of the Issuer, to appoint to the Board a new, independent director, who shall be included in the Issuer’s proxy materials for the 2016 annual meeting and shall be chosen in consultation with the Reporting Persons, and (b) the Reporting Persons have agreed (i) to vote their shares of Common Stock in favor of certain of the Board’s proposals at the 2016 annual meeting, as well as in favor of all nominees recommended by the Board for election to the Board at the 2016 annual meeting and (ii) to abide by certain customary standstill and voting provisions.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) HCRE beneficially owns in the aggregate 1,878,829 shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger may be deemed to beneficially own the shares of Common Stock owned by HCRE. Based upon a total of 29,412,484 outstanding shares of Common Stock, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2015, the Reporting Persons’ shares represent approximately 6.388% of the outstanding shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger disclaim beneficial ownership of the shares of Common Stock held by HCRE.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the filing of Amendment No. 2 to Schedule 13D, all of which were brokered transactions made on the open market, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
HCRE	1/26/2016	700	$16.99
HCRE	1/29/2016	11,832	$18.24
HCRE	2/9/2016	15,000	$15.55
HCRE	2/11/2016	5,000	$15.00

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

The information set forth under Item 4 of this Amendment No. 3 is incorporated into this Item 6 in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 5	Press Release, dated March 21, 2016.

Exhibit 6	Agreement, dated March 18, 2016, by and among Capital Senior Living Corporation, Lucus Advisors LLC, Radix Partners LLC, HCRE Special Investment LLC, Joshua Packwood and Schuster Tanger.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2016

HCRE SPECIAL INVESTMENT LLC

By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger